Exhibit 16.1

March 2, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on June 30, 2020, to be filed by our former client, Apex 11, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

6100 Elton Ave, Suite 1000 ● Las Vegas, NV 89107 ● 702-384-1120 ● pbtk.com